UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the period ended September 30, 2012

Commission File Number: 001-35678

FLEETMATICS GROUP PLC

(Translation of registrant’s name into English)

Fleetmatics Group PLC

Block C, Cookstown Court

Belgard Road

Tallaght

Dublin 24

Ireland

(Address of principal executive offices)

FleetMatics USA Group Holdings, Inc.

70 Walnut Street

Wellesley Hills, MA 02481

(Address of agent for service)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

Fleetmatics Group PLC (the “Company”) is furnishing this report on Form 6-K/A to (i) amend its Form 6-K report furnished on November 13, 2012 to restate its financial results for the period ended September 30, 2012 and 2011 (the “November Report”) and (ii) restate its financial results for the period ended June 30, 2012 and 2011 as originally included in the Company’s Registration Statement on Form F-1, Registration No. 333-183441 (including the Company’s Final Prospectus filed pursuant to Rule 424(b) on October 5, 2012, collectively, (the “October F-1”). The Company elected to restate its Consolidated Statements of Cash Flows for these periods due to errors impacting three line items within Cash flows from operations and one line item within Cash flows from investing activities. Additionally, the error impacted one line item within Supplemental disclosure of non-cash financing and investing activities for the period ended June 30, 2012 and 2011 for which the Company is also restating. The restatement only impacts these line items within the Consolidated Statements of Cash Flows and no other financial statements are impacted. The restatement has no impact on the audited annual financial statements for 2010 and 2011. Furthermore, the restatement has no impact on the Company’s cash balances or on the Company’s free cash flow, which the Company defines as cash flows from operating activities less purchases of property and equipment, and it results in reporting an increase in cash flows provided by operating activities with a corresponding increase in cash flows used in investing activities as compared to amounts previously reported. As a result of this Form 6-K/A, the information being furnished herein replaces and supersedes the same information which had been previously provided in the November Report and the October F-1, as the case may be, and such information which has been so replaced and superseded should no longer be relied upon.

For convenience of the reader, this Amendment sets forth the November Report in its entirety, as modified where necessary to reflect the restatement. Details on the restatement and its impact on the Consolidated Statements of Cash Flows are included in Note 2 – Restatement of the Consolidated Statements of Cash Flows. The following items have been restated:

•	Consolidated Statements of Cash Flows for the Nine months ended September 30, 2012 and 2011;

•	Note 2 and the last paragraph of Note 6 to the Consolidated Financial Statements; and

•	Liquidity and Capital Resources, as appearing in Management’s Discussion and Analysis of Financial Condition and Results of Operations

Additionally, for the convenience of the reader, this Amendment sets forth the full consolidated financial statements of the Company for the period ended June 30, 2012 and 2011 as originally included in the October F-1, as modified where necessary to reflect the restatement noted above. The following items have been restated:

•	Consolidated Statements of Cash Flows for the Six months ended June 30, 2012 and 2011;

•	Note 2 and the last paragraph of Note 5 to the Consolidated Financial Statements; and

•	Liquidity and Capital Resources, as appearing in Management’s Discussion and Analysis of Financial Condition and Results of Operations

INFORMATION CONTAINED IN THIS FORM 6-K/A REPORT

This report contains Fleetmatics Group PLC’s restated interim report as of September 30, 2012 and for the three and nine months ended September 30, 2012 and 2011 which replaces and supersedes the November report and also the restated financial results for the periods ended June 30, 2012 and 2011 as originally included in the Company’s October F-1 which replaces and supersedes the financial results originally included in the October F-1.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Consolidated Interim Financial Statements (Unaudited) for the Three and Nine Months Ended September 30, 2012 and 2011.

99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three and Nine Months Ended September 30, 2012 and 2011.

99.3	Consolidated Interim Financial Statements (Unaudited) for the Six Months Ended June 30, 2012 and 2011.

99.4	Management’s Discussion and Analysis of Financial Condition and Results of Operations (Liquidity and Capital Resources) for the Six Months ended June 30, 2012 and 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FLEETMATICS GROUP PLC

Date: January 18, 2013	By:	/s/ Stephen Lifshatz
	Name:	Stephen Lifshatz
	Title:	Chief Financial Officer Chief Accounting Officer (Principal Financial Officer and Principal Accounting Officer)

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